

Mail Stop 3030

January 12, 2016

William J. Caragol
Chief Executive Officer and Acting Chief Financial Officer
PositiveID Corporation
1690 South Congress Avenue, Suite 201
Delray Beach, Florida 33445

> **Re:** **PositiveID Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Response dated December 30, 2015**
> **File No. 001-33297**

Dear Mr. Caragol:

We have limited our review of your response letter dated December 30, 2015 to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1. Please expand your response to prior comment 1 to clarify the purpose in holding the meeting, given the indications provided by the Majority Stockholders that they intend to support each proposal to be presented.

2. We note from page 2 that you are sending with this information statement your annual report on Form 10-K and consolidated financial statements for the year ended December 31, 2014. Please revise in accordance with Exchange Act Rule 14c-3(a)(1) and Compliance and Disclosure Interpretation No. 1S, under the caption "Proxy Rules and Schedule 14A" in our March 1999 Supplement, available on our Web site at http://www.sec.gov/interps/telephone/phonesupplement1.htm Please also update the disclosure you provided pursuant to Item 402 of Regulation S-K, as appropriate.

You may contact Gary Newberry at (202) 551-3761 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Gregg Jaclin, Esq.